Mail Stop 3561

May 30, 2008

Gary P. Freeman
President and CFO
Veridigm, Inc.
27 Gloucester Street
London, England WC1N 3AX

> **RE: Veridigm, Inc.**
> **Form 8-K filed February 28, 2008**
> **Supplemental response received May 21, 2008**
> **File No. 0-30536**

Dear Mr. Freeman:

We have reviewed your supplemental response and Form 8-K filing and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 – Changes in Registrant's Certifying Accountant

1. In comments 1 and 2 in our February 29, 2008 comment letter we asked you to amend your Form 8-K to include additional disclosure. We repeat those comments because you did not file an amendment with the revised disclosure. Your response letter did not tell us why you were not amending for these comments. Please amend to include the disclosure required by Item 304(a)(1)(ii) and (iv) of Regulation S-B and include an updated letter from your former accountant..

2. Item 304(a)(1)(v) of Regulation S-B requires you to disclose the nature of any reportable events during the two most recent fiscal years and the subsequent interim period preceding the resignation. This includes matters relating to former management as well as to current management. In item 3 of your May 21, 2008 response letter you state your conclusions in this regard are included in a subsequently filed Form 10-KSB. Matters with respect to reportable events related to a change in accountants are required to be reported in a Form 8-K. Please either revise the Form 8-K to include the disclosure required by Item 304(a)(1)(v) of Regulation S-B or tell us why no such revision is necessary. If you are not revising the Form 8-K please address each of the criteria of the requirements, especially the auditor not being able to rely of the representations of management. We may have additional comment after review of your response.

Item 4.02 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

3. We reviewed your response to comment no. five in our letter dated February 29, 2008. As previously requested, please amend your filing to disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that previously issued financial statements should no longer be relied upon. Please also identify the financial statements that should no longer be relied upon. Refer to disclosures required by Item 4.02(a)(1) of Form 8-K.

4. We reviewed your response to comment no. six in our letter dated February 29, 2008. As previously requested, please amend your filing to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s) discussed with your independent accountant the matters disclosed in Item 4.02. Refer to the disclosures required by Item 4.02(a)(3) of Form 8-K.

5. We reviewed your response to comment no. seven in our letter dated February 29, 2008. Reference is made to your disclosure in Item 4.01 that Michael Moore, CPA, sent previous management a letter on January 21, 2008 requesting that you file a Form 8-K current report regarding non-reliance on the September 30, 2007 Form 10-QSB. As previously requested, please amend the filing to include the disclosures required by Item 4.02(b)(1)-(4) of Form 8-K. In addition, provide Mr. Moore with a copy of the revised disclosures you are making in the amended filing and request Mr. Moore to furnish you with a letter addressed to the Commission stating whether he agrees with the statements you have made in response to Item 4.02, and, if not, stating the respects in which he does not agree. Further, you should file Mr. Moore's letter as an exhibit to the amended filing or in a second amendment to the filing no later than two business days after you receive it.

6. We note that you have not filed an amendment to Form 10-QSB for the quarter ended September 30, 2007 containing restated financial statements and the disclosures required by SFAS 154. Please tell us when you intend to file an amendment containing restated financial statements or explain to us in detail why you believe that you are not required to do so.

7. We note the disclosure in note 13 to the financial statements included in Form 10-KSB filed April 17, 2008 regarding the restatement of your financial statements for the quarter ended June 30, 2006 and year ended December 31, 2006. It appears that the error correction also had an effect on your financial statements for the quarters ended September 30, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 and for each of those periods from inception, and for the period from inception to December 31, 2006. Please tell us why you disclosed the effects of the restatement for the quarter ended June 30, 2006 and not the other periods referred to above. We also note that you did not file amendments to fiscal 2007 quarterly reports on Form 10-QSB reflecting the restatement of previously issued financial statements. Please tell us when you intend to file amendments to your fiscal 2007 reports on Form 10-QSB or explain to us in detail why you believe that you are not required to do so. In addition, confirm to us that you intend to provide restated financial statements for each of the quarters of fiscal year 2007 in your fiscal year 2008 quarterly reports on Form 10-QSB. Finally, please file an Item 4.02 Form 8-K with respect to the restatement or explain to us in detail why you believe that you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. In our February 29, 2008 comment letter we asked you to provide us with certain representations; however, we do not see where you have done so. We have repeated the representations in this letter. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, Adam Phippen at (202) 551-3336, or me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief